SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          (Amendment No. 10)

                        NASH FINCH COMPANY
                           (Name of issuer)

            Common Stock, par value $1.66-2/3 per share
                    (Title of class of securities)

                             631158102
                           (CUSIP number)

                            Paul D. Sobey
                          Empire Company Limited
                         115 King Street, Stallarton,
                              Nova Scotia, Canada
            (Name, address and telephone number of person authorized to receive notices and communications)

                           February 15, 1995
          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].
          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)



      CUSIP No. 631158102

       1   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Empire Company Limited

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                  (b) [X]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
               WC, BK

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                         [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Province of Nova Scotia, Canada

                                            7    SOLE VOTING POWER
                    NUMBER OF                      536,851
                     SHARES
                   BENEFICIALLY             8     SHARED VOTING POWER
                   OWNED BY EACH                    - 0 -
                    REPORTING
                    PERSON WITH             9    SOLE DISPOSITIVE POWER
                                                    536,851

                                           10   SHARED DISPOSITIVE POWER
                                                     - 0 -

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               536,851

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
               SHARES*                                                 [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.94%

          14  TYPE OF REPORTING PERSON*
               CO


     CUSIP No.  631158102

               This Amendment No. 10 amends, supplements and restates as of the date hereof the Schedule 13D (the "13D") filed on January 22, 1986, as amended by Amendment No. 1 thereto filed on September 19, 1986, Amendment No. 2 thereto filed on April 3, 1987, Amendment No. 3 thereto filed on June 17, 1987, Amendment No. 4 thereto filed on August 3, 1987, Amendment No. 5 thereto filed on August 8, 1988, Amendment No. 6 thereto filed on July 30, 1990, Amendment No. 7 thereto filed on February 20, 1992 Amendment No. 8 thereto filed on June 7, 1993 and Amendment No. 9 thereto filed January 9, 1995 by the undersigned with respect to the Common Stock, par value $1.66-2/3 per share, of Nash Finch Company.

     Item 5.  Interest in Securities of the Issuer

               Item 5 of the 13D is hereby amended and restated as follows:

               (a) Empire owns directly an aggregate of 536,851 Shares (representing 4.94% of the total number of Shares outstanding at November 18, 1994, according to the Issuer's Form 10-Q for the Forty Weeks Ended October 8, 1994).

               (b) Empire has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such 536,851 Shares.

               (c) Transactions in Shares that were effected during the past sixty days by Empire and not previously disclosed are set forth below. All transactions were effected in the over-the-counter market.

                   Sales of Nash Finch Common Stock
                         Since January 1, 1995

                              Number              Price
     Sale Date                of Shares           Per Share

     January 31, 1995         30,000              $16.00
     February 9, 1995         13,000              $16.00
     February 10, 1995        14,500              $16.00
     February 15, 1995         5,500              $16.00


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated this 17th day of February, 1995.

                         EMPIRE COMPANY LIMITED

                         /s/ James W. Gogan
                         By:     James W. Gogan
                         Title:  President